FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Tel efónica del Perú

Item
1.	Translation of a letter to CONASEV, dated June 20, 2006, regarding the reduction of capital stock.

2.	Translation of a letter to CONASEV, dated June 20, 2006, regarding the decisions of the Board of Directors’ Meeting held on that date.

Item 1

Lima, June 20, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

As it is publicly known, the Board of Directors of Telefónica del Perú S.A.A., on June 5th, 2006, agreed on the reduction of capital stock in the amount of S/. 594,758,268.01, which will be used to refund the shareholders’ contribution in prorate for their participation in the capital stock.

Considering that the capital stock of Telefónica del Perú S.A.A. is of S/. 1,704,901,946.00 (one thousand seven hundred four million nine hundred one thousand nine hundred forty six and y 00/100 Nuevos Soles) and is represented by 1,704,901,946 shares, the payment of S/. 0.3488518911045930 per share corresponds. It is important to remark that the refund of contributions will be carried out in US Dollars using the exchange rate sale published by the Superintendencia de Banca y Seguros on July 19, 2006.

It has been determined that, July 25, 2006 will be the date of register and exchange of nominal value of the share and refund of contributions, which will be effective on July 27, 2006.

On July 6, 2006 we will report the nominal value of the share, since the Shareholders Meeting has been called for that day to agree on the increase of the capital stock, this operation will be executed in the same date prior to the reduction of the capital stock referred in this communication.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Item 2

Lima, June 20, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications Telefónica del Perú S.A.A. informs you that today its Board of Directors adopted the following decisions which are considered key events:

•	Acceptance of the resignation of Mr. Álvaro Badiola Guerra as Vicepresidente de Control de Gestión, who was promoted by the Group to a position in Telefónica Internacional S.A.; and appointed Mr Juan Parra Hidalgo, Chilenean, identified with Passport No. 7986115-4, to the position.

•	In execution of the faculties granted by the shareholders meeting on March 24, 2006, the Board of Directors approved the amortization of 536,704 class B shares of Telefónica del Perú S.A.A., which corresponded to the shareholders that according to law exercised their right of separation. Consequently, the Board of Directors approved the reduction of the capital stock in the amount of S/. 536,704.00 (five hundred thirty six thousand seven hundred four and 00/100 Nuevos Soles), this is from S/. 1,705,438 650.00 (one thousand seven hundred five million four hundred thirty eight thousand six hundred fifty and 00/100 Nuevos Soles) to S/. 1,704,901,946.00 (one thousand seven hundred four million nine hundred one thousand nine hundred forty six and y 00/100 Nuevos Soles), as well as the amendment of the first paragraph of Article 5 of the company’s bylaws.

The capital stock of Telefónica del Perú S.A.A. is of S/. 1,704,901,946.00 (one thousand seven hundred four million nine hundred one thousand nine hundred forty six and y 00/100 Nuevos Soles), represented by the same number of shares of a nominal value of S/. 1.00 each, according to the following detail:

Class	Shares	Amount ( S/. )%
A-1	669,762,378	669,762,378.00	39.285%
B	1,034,877,965	1,034,877,965.00	60.700%
C	261,603	261,603.00	0.015%

Total :	1,704,901,946	1,704,901,946.00	100.00%

Enclosed please find the information in the format on Economic Group. 1

Sincerely,

Julia María Morales Valentín
Stock Market Representative Telefónica del Perú S.A.A.

[1]	Item not enclosed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: June 27, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.